PMU News Release #07-10 TSX, AMEX Symbol PMU

December 11, 2007

PACIFIC RIM ANNOUNCES FISCAL 2008 SECOND QUARTER RESULTS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce its financial results for the three months ended October 31, 2007 representing the Company’s second quarter of fiscal 2008 (“Q2 2008”). Complete financial statements will be included in the Company’s Second Quarterly Report to be mailed to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and exploration assets in Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

Financial Highlights (all amounts in thousands of US dollars, except per share amounts)

	Three Months ended October 31, 2007 (Q2 2008)	Three Months ended October 31, 2006 (Q2 2007)	Six Months ended October 31, 2007	Six Months ended October 31, 2006
Revenue	$2,753	$2,595	$4,092	$4,205
Cost of Sales	$2,177	$1,728	$2,401	$2,698
Exploration expenditures	$3,377	$2,448	$5,723	$4,633
Loss before discontinued operations	$(2,939)	$(2,355)	$(4,398)	$(4,401)
Loss for the period	$(1,539)	$(1,355)	$(2,998)	$(3,401)
Loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.03)
Cash Flow used for operating activities	$(2,061)	$(1,191)	$(5,064)	$(3,689)
Net increase (decrease) in cash and cash equivalents	$247	$452	$(1,377)	$(397)
Average Common shares outstanding (basic and diluted)	109,925,764	106,701,960	109,853,862	106,336,868

	October 31, 2007		April 30, 2007
Cash and cash equivalents	$1,119		$2,496
Total assets	$18,861		$21,494
Total liabilities	$4,488		$4,857
Working Capital	$5,887		$9,297
*unaudited

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2008 Second Quarter Developments

Exploration
During the second quarter of fiscal 2008, Pacific Rim determined that it had adequately drill delineated the limits of the main mineralized zone in the Balsamo deposit with a drill density that would permit calculation of a high confidence resource estimate. In October 2007 the calculation of an updated resource estimate for the El Dorado project was initiated.

The Balsamo deposit is located roughly 1 kilometer to the east-southeast of the Minita and South Minita deposits, which contain the bulk of the established resources on the El Dorado project, and is in close proximity to the planned El Dorado mine infrastructure as proposed in the Company’s January 2005 prefeasibility study. Much like the Minita deposit, the Balsamo deposit comprises a high-grade zone where both vein widths and gold grades are robust and persistent, surrounded by a gradational zone of more moderate gold grades and 1 to 2 meter vein widths. The main mineralized zone of the Balsamo deposit however has smaller physical dimensions than the Minita deposit. Like the Minita vein that hosts the Minita, South Minita and Nueva Esperanza deposits (and typical of many epithermal gold systems), the Balsamo vein contains a number of mineralized zones and can be traced for several kilometers along strike where it remains open for the discovery of additional high grade gold deposits.

Following completion of delineation drilling at the Balsamo deposit, the Company has focused its exploration drilling on the recently discovered Cerro Alto vein, approximately 200 meters east of the Balsamo vein. Another parallel gold-bearing 200 meters further to the east, dubbed the La Luz vein, was identified while testing Cerro Alto. While attractive gold grades have been encountered in both Cerro Alto and La Luz, additional drill testing is required on both veins in order to determine the extent of the mineralization.

Pacific Rim’s exploration activities elsewhere in El Salvador during Q2 2008 included ongoing geological mapping, surface sampling and vein trenching programs at the Zamora-Cerro Colorado project, and regional reconnaissance elsewhere in El Salvador as part of its project generation efforts.

Sale of the Denton-Rawhide Open Pits
In November 2007, subsequent to the end of the Company’s second quarter of fiscal 2008, Pacific Rim announced that the Rawhide Joint Venture partners (Pacific Rim and Kennecott Rawhide Mining Company) had signed an amendment to the October 2004 Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV extending the closing date of the sale of the lands comprising the Denton-Rawhide open pits to on or before October 31, 2008. All other material details of the agreement, as outlined in previous disclosure by the Company, remain the same.

Results of Operations

Overview – Three Month Period
For the three month period ended October 31, 2007, Pacific Rim recorded a net loss of $1.5 million or $(0.01) per share, compared to a net loss of $1.4 million or $(0.01) per share for the three month period ended October 31, 2006. Sales revenues increased slightly quarter over quarter ($2.8 million for Q2 2008 compared to $2.6 million for Q2 2007) but were offset by higher operating costs ($2.2 million for Q2 2008 compared to $1.7 million for Q2 2007), leading to a $0.3 million decrease in mine operating income ($0.6 million for Q2 2008 compared to $0.9 million for Q2 2007). Exploration expenditures increased to $3.4 million for Q2 2008 (compared to $2.4 million for Q2 2007) but were offset in part by $0.6 million unrealized foreign exchange gain during Q2 2008 (compared to an unrealized foreign exchange gain of $0.1 million for the same period a year earlier) reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand quarter over quarter. The Company recorded a loss before discontinued operations of $2.9 million for Q2 2008 (compared to $2.4 million for Q2 2007), which was significantly offset by recovery of investment in the Andacollo Mine ($1.4

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million for Q2 2008 compared to $1.0 million for Q2 2007), leading to the recorded net loss for the three month period ended October 31, 2007 of $1.5 million ($1.4 million for the same period a year earlier).

Overview – Six Month Period
For the six months ended October 31, 2007, the Company recorded a net loss of $3.0 million or $(0.03) per share compared to net loss of $3.4 million of $(0.03) per share for the same period a year earlier. Revenues from gold production were marginally lower for the current six-month period ($4.1 million for the first six months of fiscal 2008 compared to $4.2 million for the same period the year earlier), despite decreased production, due to the improvement in the realized gold price. Operating income was slightly higher in the six month period ended October 31, 2007 than in the same period the year earlier ($1.7 million and $1.5 million respectively), due to a reduction in operating costs period over period which more than offset the reduction in revenues. Although exploration expenditures increased ($5.7 million for the first six months of fiscal 2008 compared to $4.6 million for the first six months of fiscal 2007) they were offset in part by $0.9 million unrealized foreign exchange gain during the first six months of fiscal 2008 (compared to an unrealized foreign exchange loss of $0.1 million for the same period a year earlier) reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand quarter over quarter. The Company recorded a loss before discontinued operations of $4.4 million for the first six months of fiscal 2008 (compared to $4.4 million for the same period a year earlier), which was significantly offset by recovery of investment in the Andacollo Mine ($1.4 million for the current period compared to $1.0 million for the same period a year earlier), leading to the recorded net loss for the six month period ended October 31, 2007 of $3.0 million ($3.4 million for the same period a year earlier).

Q2 2008 Revenue
Revenue, consisting entirely of the sale of gold and silver from the Denton-Rawhide mine, was $2.8 million in Q2 2008, compared to $2.6 million in Q2 2007. While gold production decreased significantly during Q2 2008 (1,823 ounces) compared to the same period a year earlier (3,048 ounces) the amount of gold sold was consistent for both quarterly periods (3,500 ounces for both of Q2 2008 and Q2 2007) and the average gold price realized per ounce increased (from $621 per ounce in Q1 2008 to $688 per ounce in Q2 008) leading to the marginal improvement in revenues quarter over quarter.

Mine operating expenses were $2.2 million in Q2 2008 compared to $1.7 million in the same period a year earlier. This $0.5 million increase in operating costs is due to booking of costs in the current period related to ounces sold from inventory in the same period (see Section 5 – Summary of Quarterly Results). Although the cost of Denton-Rawhide’s property, plant and equipment has been almost completely amortized as the mine nears the end of its projected life, the mine is currently conducting a capital project related to its processing equipment and as such, depreciation, depletion and amortization costs at Denton-Rawhide increased marginally (from a negligible amount in Q2 2007 to $0.1 million in Q2 2008).

The $0.5 million increase in cost of sales (operating costs plus depreciation, depletion and amortization), though partially offset by the $0.2 million increase in revenue, led to a $0.3 million decrease in mine operating income from $0.9 million in Q2 2007 to $0.6 million in Q2 2008.

Q2 2008 Expenses
Net non-operating expenses increased marginally for Q2 2008 to $3.4 million from $3.2 million during Q2 2007. Exploration expenditures increased by $1.0 million quarter over quarter ($3.4 million for Q2 2008 compared to $2.4 million for Q2 2007) due to increased expenditures related to the Company’s community relations initiatives in El Salvador. The higher exploration expenses were, however, partially offset by a $0.3 million decrease in general and administrative expenses (from $1.0 million in Q2 2007 to $0.7 million in Q2 2008) and a $0.6 million unrealized foreign exchange gain during Q2 2008 (compared to an unrealized foreign exchange gain of $0.1 million for the same period a year earlier) reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand quarter over quarter.

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Q2 2008 Summary
The net effect of the $0.3 million decrease in mine operating income and $0.2 million increase in non-operating expenses is a $0.5 million increase in loss before discontinued operations for the period from $(2.4) million during Q2 2007 to $(2.9) million during Q2 2008. The loss before discontinued operations in each of Q2 2008 and Q2 2007 was significantly offset by recovery of investment in the Andacollo Mine ($1.4 million for Q2 2008 compared to $1.0 million for Q2 2007), leading to the recorded net loss for the three month period ended October 31, 2007 of $1.5 million (compared to $1.4 million for the same period a year earlier).

Liquidity and Capital Resources

Cash
At October 31, 2007 Pacific Rim’s cash and cash equivalents totaled $1.1 million, an increase of $0.2 million from the balance as of July 31, 2007 (the end of the Company’s first quarter of fiscal 2008) and a decrease of $1.4 million from the April 30, 2007 balance of $2.5 million, (the end of the Company’s previous fiscal year). At October 31, 2007, temporary investments and bullion were $4.8 million and $1.4 million respectively, compared to $5.6 million and $1.9 million respectively at July 31, 2007 and $7.9 million and $0.8 million respectively at April 30, 2007. The total of cash and cash equivalents, temporary investments and bullion (which in the Company’s opinion are collectively equivalent to cash, being immediately available to cover short-term cash requirements) was $7.3 million at October 31, 2007 compared to $8.3 million at July 31, 2007 and $11.2 million at April 30, 2007, a decrease of $1.0 million over the three months ended October 31, 2007 and $3.9 million over the six months ended October 31, 2007.

The Company’s temporary investments consist of bankers acceptances guaranteed by large North American banking institutions, are callable on demand and pay interest for the period of the investment. The Company has no exposure to asset backed commercial paper.

During Q2 2008 the Company received cash flow from the following sources: $1.4 million from the redemption of temporary investments; $0.1 million in interest income; $1.1 million from the Denton-Rawhide residual leach operation; $1.4 million from the sale of the Andacollo Mine; and $0.2 million in proceeds on the exercise of stock options. Outlays of cash during Q2 2008 included: $3.5 million in direct exploration expenditures; $0.3 million on direct general and administrative expenses and $0.1 million on the purchase of property, plant and equipment. The net of these cash inflows and outlays was an increase in cash and cash equivalents during Q2 2008 of $0.3 million.

Working Capital
At October 31, 2007 the book value of Pacific Rim’s current assets stood at $8.1 million compared to $11.8 million at April 30, 2007. The decrease in current assets is primarily a result of decreases in cash and cash equivalents (from $2.5 million at April 30, 2007 to $1.1 million at October 31, 2007) and temporary investments (from $7.9 million at April 30, 2007 to $4.8 million at October 31, 2007), offset in part by increases in bullion inventory ($0.8 million at April 30, 2007 compared to $1.4 million at October 31, 2007). The Company’s total assets at October 31, 2007 were $18.9 million compared to $21.5 million at April 30, 2007, with property, plant and equipment increasing by $0.9 million (from $6.3 million at April 30, 2007 to $7.2 million at October 31, 2007), and closure fund balances increasing from $3.4 million at April 30, 2007 to $3.6 million at October 31, 2007.

At October 31, 2007, Pacific Rim had current liabilities of $2.2 million, a $0.3 million decrease from the April 30, 2007 amount of $2.5 million. The Company has no debt.

The $3.7 million decrease in current assets combined with the $0.3 million reduction in current liabilities, resulted in a $3.4 million reduction in working capital from $9.3 million at April 30, 2007 to $5.9 million at July 31, 2007.

The Company’s exploration plans for the remainder of the current fiscal year are:

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  to complete an updated resource estimate for the El Dorado project to resume work on the El Dorado project feasibility study, incorporating the updated resource estimate, which will consider an expanded operation with greater annual throughput than that envisioned in the January 2005 pre-feasibility study. The El Dorado feasibility study commenced in late fiscal 2006 and was originally expected to be completed during fiscal 2007 before being temporarily halted in March 2007 order to include the important Balsamo deposit discovery to continue exploration drilling within the El Dorado project and test high priority gold targets in the central and southern part of the El Dorado district to resume exploration work, including a Phase 1 drill program, at the Santa Rita project to generate drill targets on the Company’s grassroots projects, and identify additional project acquisition opportunities

The Company anticipates that its fiscal 2008 exploration plans as outlined above plus general and administrative expenditures will cost approximately $8.0 million and $2.0 million respectively, of which $5.6 million and $1.1 million respectively has already been spent. A majority of the Company’s exploration expenditures are discretionary and can be adjusted according to short-term cash flow availability. In order to complete this program as planned as well as meet its other expense obligations, the Company may require additional financing during the remainder of fiscal 2008, or alternatively may be required to reduce its expenditures. Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Denton-Rawhide is expected to continue to contribute funds in fiscal 2008 that will be used for exploration or general and administrative expenses. The Company also anticipates cash flow from tipping fees related to the sale of the Denton-Rawhide open pits (see Section 3), if as and when the Denton-Rawhide Property Purchase and Sale Agreement closes. Additional financing will be required when the Company is able to commence development activities (construction of an access / haulage ramp) at El Dorado.

Production

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Minerals Company, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Pacific Rim’s share of production from the Denton-Rawhide operation during the second quarter of fiscal 2008 was 1,823 ounces of gold and 11,711 ounces of silver at a total cash production cost of $652 per ounce of gold produced (net of silver credits). During the second quarter of fiscal 2007 Pacific Rim’s share of production was 3,048 ounces of gold and 29,615 ounces of silver at a total cash production cost of $246 per ounce of gold produced (net of silver credits). Production costs per ounce of gold increased markedly quarter over quarter as the per-ounce costs associated the declining production (typical of residual leach operations nearing the end mine life) at the Denton-Rawhide operation increase.

For the six months ended October 31, 2007, Pacific Rim’s share of production from Denton-Rawhide was 4,865 ounces of gold and 38,345 ounces of silver at a total cash production cost of $398 per ounce, compared to 6,025 ounces of gold and 56,520 ounces of silver at a total cash production cost of $376 per ounce for the six months ended October 31, 2006. As described above, production costs per ounce have increased period over period due primarily to decreases in production.

Gold production from Denton-Rawhide during the second quarter of fiscal 2008 was approximately 40% lower than in the same quarter of fiscal 2007; a continuation of the predominant trend toward declining production at Denton-Rawhide typical of the natural slowdown in recovery that occurs in the residual leach phase of a heap leach

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operation. While production at Denton-Rawhide is on a downward trend, it dropped significantly below the trend line during Q2 2008. This sudden decline is in part attributable to the closure during Q2 2008 of the Merrill-Crowe circuit in the mine’s processing facility. In lieu of the Merrill-Crowe, the carbon circuit is currently being expanded, which is expected to cut processing costs by reducing consumables. Silver production will decline under this processing plan, however, the cost savings are expected to exceed the value of silver no longer recovered. The Denton-Rawhide mine operators are testing a number of production optimization techniques in order to maximize the recovery of gold from the heap leach pile. While these efforts have in the past resulted in short term improvements in production and may do so in the future, recoveries are expected to continue to decline overall as the residual leaching process continues. For the purposes of internal cash flow budgeting, the Company’s projections for Denton-Rawhide production look forward no more than six months at a time.

Outlook

Pacific Rim’s available funds include current cash and cash equivalent balances, short term liquid investments, and projected cash flow from gold production at the Denton-Rawhide mine, which is expected to continue through fiscal 2008 and beyond, albeit with decreasing production rates and cash flows as the operation progresses through the residual leaching phase.

A substantial portion of these funds will be spent on the El Dorado gold project in El Salvador during the remainder of fiscal 2008. The Company expects to issue an updated resource estimate for the El Dorado project in late December 2007 or early January 2008. Concurrently, the Company is continuing its exploration drill program at El Dorado, testing the strike extensions of the Balsamo vein and testing other newly discovered gold-bearing veins at depth. Subsequent to the completion of the updated resource estimate, the El Dorado feasibility study will resume. Depending on the availability of the Company’s engineering consultants, the feasibility study requires roughly four to six months of additional work and its completion date may extend beyond the end of fiscal 2008 (the previously estimated timeframe for completion). The El Dorado feasibility study will consider the economic impact of including the South Minita and Balsamo deposits in the El Dorado mine plan as envisioned in the January 2005 prefeasibility study and the possibility of expanding the annual throughput of the proposed operation. In addition the Company intends to continue exploration drilling within the El Dorado project, concentrating on testing the high priority gold targets it has defined in the southern part of the El Dorado district and will continue its social and environmental initiatives.

The Company’s ability to fund the remainder of its planned fiscal 2008 activities is dependent upon the level of discretionary exploration and general and administrative expenditures and the level of cash flow provided by the Denton-Rawhide operation to supplement its available cash on hand. In the event that the Company is not able to generate sufficient funds to carry out its plans, additional financing may be required prior to the end of fiscal 2008 and/or or the Company’s exploration plans curtailed until such financing is obtained. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company’s currently available funds are not sufficient to conduct development activities at El Dorado.

The Company awaits receipt of an exploitation concession for the central El Dorado project area, which application is currently in process. The Company intends to commence development activities (construction of an access / haulage ramp) on the El Dorado property once it is able to evaluate the detailed economics outlined in the full feasibility study and will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed.

Outside of the El Dorado project, during the remainder of fiscal 2008 the Company intends to spend a portion of its available funds on early stage exploration initiatives in the lead up to exploration drilling at its other grassroots projects in El Salvador and hopes to resume exploration work, including a Phase 1 drill program, on its Santa Rita gold project in El Salvador.

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National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The June 2006 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR in July 2006. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The term “bankable” in reference to a feasibility study is defined as a comprehensive analysis of a project’s economics and is used by the banking industry for financing purposes.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

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The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors should review the Company’s disclosure of Risks and Uncertainties in its Annual and Quarterly reports as filed on SEDAR in Canada and EDGAR in the U.S., and are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Resources and Reserves

We advise U.S. Investors that while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. "Inferred mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "mineral resource" will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an "inferred mineral resource" exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" or "indicated mineral resource" categories will ever be converted into reserves.

"Mineral reserves" are calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented above, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively (the industry standard current at the time of the Minita reserve calculation), rather than the historic three year average prices required by the U.S. Securities and Exchange Commission (which as at January 21, 2005, the date of the Minita reserve calculation, would have been a $360.94 gold price and $5.38 silver price).

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